Exhibit 99.1

Eighth Avenue Place | Suite 2700, 525 - 8 Ave SW | Calgary, Alberta T2P 1G1

Hammerhead Energy Inc. Announces Release Date of 2022 Year End Results, Year End Reserve Report and 2023 Guidance

CALGARY, ALBERTA – March 10, 2023 – Hammerhead Energy Inc. (“Hammerhead Energy” or the “Company”) (TSX: HHRS, HHRS.WT; NASDAQ: HHRS, HHRSW) announces it will release 2022 year-end financial results, reserves information and 2023 guidance on March 28th, 2023 (previously scheduled for March 23rd, 2023).

About Hammerhead Energy Inc.

Hammerhead Energy is a Calgary, Canada-based energy company, with assets and operations in Alberta targeting the Montney formation. Hammerhead Resources, a wholly owned subsidiary of the Corporation, was formed in 2009.

Contacts

For further information, please contact:

Scott Sobie

President & CEO

Hammerhead Energy Inc.

403-930-0560

Mike Kohut

Senior Vice President & CFO

Hammerhead Energy Inc.

403-930-0560

Kurt Molnar

Vice President Capital Markets & Corporate Planning

Hammerhead Energy Inc.

403-930-0560